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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Baker Group, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2005 DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1601 Northwest Expressway 20th Floor
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73118-1426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Evans, CFO (405) 415-7203
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

6120 South Yale Avenue, Suite 1400 (Address) Tulsa (City) Oklahoma (State) 74136 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

State of Oklahoma)
) ss:
County of Oklahoma)

OATH OR AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of The Baker Group, LP as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public #03010500	Douglas W. McQueen
Commission expires on August 4, 2007	Chairman and President

The Baker Group, LP
1601 Northwest Expressway, Suite 2000
Oklahoma City, Oklahoma 73118-1426
Telephone: (405) 415-7200
NASD Member

The Baker Group, LP
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 187,996
Cash and securities segregated under federal and other regulations	180,603
Receivables from brokers and dealers	699,754
Receivables from customers	13,712,881
Securities owned, at market value	12,102,274
Property and equipment, net of accumulated depreciation of $1,715,322	238,755
Cash surrender value of life insurance policies	1,021,811
Other assets	557,282
	$ 28,701,356

Liabilities and Partners' Capital

Securities sold, not yet purchased, at market value	$ 497,750
Payable to clearing broker	12,757,840
Payables to brokers and dealers	2,453,877
Payables to customers	547,152
Accrued liabilities	3,018,382
Total liabilities	19,275,001
Partners' Capital	
General partner	3,624,118
Limited partners	5,802,237
Total partners' capital	9,426,355
	$ 28,701,356

BKD LLP

Independent Accountants' Report

Board of Directors
The Baker Group, LP
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of THE BAKER GROUP, LP as of December 31, 2004, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE BAKER GROUP, LP as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Tulsa, Oklahoma
January 14, 2005

The Baker Group, LP

Notes to Financial Statements

December 31, 2004

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group, LP, formerly James Baker & Associates, A Limited Partnership (the Partnership) is registered under the Securities Exchange Act of 1934 (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community banks located in approximately 32 states. The Partnership engages in consulting and investment advisory functions in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series, the Class B Series I interests, the Class B Series II interests and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations, and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution, as a result of these discretionary contributions, may be avoided at the option of the diluted partner(s) through additional contributions.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate multiplied by the applicable weighted average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive an amount equal to the prime rate plus 0.5% multiplied by the average daily capital balance during the calendar quarter of the fiscal year. The Class B Series II interests were reopened in July 2003.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter to the general partner.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act as no such liabilities existed at December 31, 2004, or during the year then ended.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ form those estimates.

Cash and Cash Equivalents

For purposes of financial reporting, the Partnership considers all cash and marketable securities with an original maturity of less than three months to be cash and cash equivalents. At December 31, 2004, the Partnership's cash accounts exceeded federally insured limits by approximately $164,000.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at market value with the resulting difference between cost and market included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Public Finance Fees, Commissions and Investment Advisory Fees

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue is recognized when earned.

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Depreciation

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements.

Note 2: Cash and Securities Segregated Under Federal and Other Regulations

Qualified securities and cash with a market value of $180,603 as of December 31, 2004, are segregated in a special reserve bank account for the benefit of customers pursuant to Rule 15c3-3 under the Act.

Note 3: Receivables from and Payables to Brokers and Dealers

Amounts receivable from brokers and dealers to December 31, 2004, consist of securities failed-to-deliver of $699,754. Amounts payable to brokers and dealers at December 31, 2004, consist of securities failed-to-receive of $2,453,887.

Note 4: Payable to Clearing Broker

The Partnership clears certain of its securities transactions through another broker-dealer. The amount payable to the clearing broker at December 31, 2004, was $12,757,840 and relates to these security transactions and is collateralized by securities owned by the Partnership.

Note 5: Receivables from and Payables to Customers

Accounts receivable from and payable to customers include amounts due on security transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Note 6: Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of securities at market value as follows:

	Owned	Sold, Not yet Purchased
U.S. government obligations	$ 11,777,022	$ 497,750
State and municipal obligations	325,252	—
	$ 12,102,274	$ 497,750

Note 7: Commitments and Contingencies

The Partnership has an open line of credit with The Bank of New York (the Clearing Broker), which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Broker in excess of cash balances maintained by the Partnership at the Clearing Broker bear interest at the federal funds rate plus 75 basis points (3.0% at December 31, 2004) and are payable on demand. As of December 31, 2004, there were $3,201,011 in advances outstanding.

The Partnership is subject to market and credit risk in connection with security transactions. The Partnership is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Note 8: Related Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. Additionally, during 2004, the general partner made contributions of furniture and equipment to the Partnership at its cost of $65,885, which approximated its fair value. An amount due to the general partner at year end was $199,097.

Note 9: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2004, management has accrued contributions to the plan of approximately $437,000.

Note 10: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Partnership had net capital of $8,046,493 which was 277% of aggregate debit balances and $7,796,493 in excess of its required net capital.